EXHIBIT 99.7

CREAM MINERALS LTD.
Suite 1400 – 570 Granville Street
Vancouver, B.C.  V6C 3P1
www.creamminerals.com

January 04, 2013	TSX Venture Exchange Symbol: CMA
U.S. 20-F Registration: 000-29870
OTC BB: CRMXF
Frankfurt Stock Exchange: DFL

Cream Minerals Announces Extension of Additional Warrants

Vancouver, BC – January 04, 2013 - Cream Minerals Ltd. (TSX-V: CMA) ("Cream" or the “Company”) announces that further to the Company’s news release of December 21, 2012 in addition to the 24,114,000 warrants that have been re-priced to $0.10 and extended to December 20, 2013, the Exchange has approved the extension to December 20, 2013 an additional 13,036,000 warrants held by insiders.  The exercise price of these warrants remains unchanged at $0.24 per share.

Cream Minerals is a silver-gold exploration company. To learn more about Cream Minerals please click here www.creamminerals.com

Christopher Hebb, LLB,  Chairman
Chairman of the Board

Michael E. O’Connor
President & CEO

Tel: (604) 687-4622   Fax: (604) 687-4212   Toll Free: 1-888-267-1400
Email: info@creamminerals.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.